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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2003

Legrand
(Translation of registrant's name into English)

82, rue Robespierre—BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        Results for the half year ended June 30, 2003.

        Consolidated financial statements as of June 30, 2003.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND
Date: July 31, 2003	Registrant
	By:	/s/ PATRICE SOUDAN
		Name:	Patrice Soudan
		Title:	Chief Financial Officer

Paris, July 31, 2003

Half year results as of June 30, 2003
Increase of margins in still testing conditions

Consolidated data (€ millions, French GAAP)	1st half 2003	1st half 2002	Change 1H03/1H02	2002
Net sales(1)	1 388,6	1 522,6	-8,8%	2 932,6
EBITDA(1)(2)	287,3	295,3	-2,7%	576,6
% of sales	20,7%	19,4%		19,7%
Operating income(1)	179,0	171,4	4,4%	327,8
% of sales	12,9%	11,3%		11,2%
Net income attributable to Legrand	95,3	100,3	-5,0%	185,8
% of sales	6,9%	6,6%		6,3%
Working capital provided from operations(3)	227,8	224,6	1,4%	413,4
% of sales	16,4%	14,8%		14,1%

	06.30.2003	12.31.2002	06.30.2002
Shareholders' equity incl. minority interests (4)	1 807	1 781	1 780
Net financial debt (5)	680	855	1 211

        Sales:    Legrand sales in the first half of 2003 reached €1388.6 million, showing a decline of 8.8% in comparison with the first six months of 2002. The variation in exchange-rates had a negative impact of 7.7% on sales.

        Excluding the effect of changes in the scope of consolidation and using constant exchange rates(6), sales slightly decreased by 0.5% and sales by geographical region varied as follows:

France	-1,5%
Italy	+1,9%
Other Europe	+2,3%
US and Canada	-4,7%
Other	+0,8%

Total	-0,5%

        With principal markets still to pick up, Legrand has managed to limit the unfavourable impact on its sales of persistently adverse and uncertain general conditions.

        Earnings:    Legrand continues to control its costs and improve productivity. Thus, in spite of difficulties due to both exchange rates variations and an unfavourable environment, operational margins (operating income and EBITDA as a percentage of sales) increased significantly.

        As a result of a 4.4% increase in operating income and the impact of an exceptional financial income combined with unfavourable exchange rates variations as well as exceptional charges related to optimisation of production facilities, net result showed a decline of 5.0%.

        Overall, these results, associated with strict control of working capital and capital expenditures, enabled the group to pursue its business development targets while continuing the reduction of net financial debt.

Definitions:

(1)
Cash discounts have been reallocated and are now deducted from sales (€17.6 million and €19.5 million respectively in the 1st half of 2003 and 2002, €37.8 million in 2002) and consumptions (€1.0 million and €1.1 million respectively in the 1st half of 2003 and 2002, €2.1 million in 2002), thus reducing operating income and EBITDA by €16.6 million and €18.4 million in the first half of 2003 and 2002 respectively, and €35.7 million in 2002 whilst net income remains unchanged.

(2)
Reconciliation of EBITDA with Net Income:

in € million	1st Half 2003	1st Half 2002	FY 2002
Net income	95,3	100,3	185,8
Less equity in earnings of investees	-1,6	-1,1	-2,7
Add minority interests	0,5	0,8	1,6
Add income tax	44,5	44,7	51,4
Add other revenues (expenses)	47,6	11,2	40,2
Less profits (losses) from disposal of fixed assets	18,5	-11,2	-6,4
Add interest income (expense)	-25,8	26,7	57,9
Operating income	179,0	171,4	327,8
Add goodwill amortization	19,6	23,7	56,4
Add depreciation	88,7	100,2	192,4

EBITDA	287,3	295,3	576,6

EBITDA means operating income plus depreciation of tangible assets, amortization of intangible assets and amortization of goodwill. EBITDA is not a measurement of performance and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with French GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with French GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under French GAAP. We believe that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods. Accordingly, this information has been included to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

(3)
Reconciliation of working capital provided from operations with net cash provided from operating activities.

in € million	1st Half 2003	1st Half 2002	FY 2002
Net cash provided from operating activities	191,6	182,6	469,4
Add Change in working capital requirement	35,4	25,8	-66,3
Add others	0,7	16,2	10,3

Working capital provided from operations	227,8	224,6	413,4

(4)
Shareholder's equity including minority interests is defined as the sum of: Capital stock + additional paid in capital + retained earnings + translation reserve + minority interests.

(5)
Net financial debt is defined as follows: short term borrowings + long term borrowings + subordinated securities - cash and cash equivalent, - marketable securities - short term restricted cash - long term restricted cash.

(6)
Reconciliation of sales between net sales by geographical region as reported and net sales by geographical region excluding the effect of changes in the scope of consolidation and using constant exchange rates (mentioned as like for like in the table below) as of 06.30.2002 is as follows:

	1st half 2002
in € million	Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
Net sales by geographical segment as reported	1 523	409	296	254	332	232
Reconciling items:
Changes in scope of consolidation	-10	-4	0	0	-6	0
Using constant exchange rates	-118	0	0	-7	-59	-52

Net adjusted sales by geographical segment like for like	1 395	405	296	247	267	180

Forward looking statements:

        This announcement contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, environmental liability and capital costs on compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

        Consolidated financial statements for the first half of 2003 can be accessed on the Legrand financial information web site at (www.finance.legrandelectric.com).

        Legrand is the world specialist in products and systems for electrical installations and information networks used in residential and commercial buildings and in industry. Its catalogues feature over 130,000 products and it operates in close to 60 countries, employing more than 27,000 people.

Financial communication:	Press:
Legrand	Publicis Consultants
Nicolas Castex
Phone +33 (0)1 49 72 53 53	Phone +33 (0)1 44 43 69 07
Fax +33 (0)1 43 60 54 92	Fax +33 (0)1 44 43 75 65

Legrand

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003

Summary

Consolidated statements of income

	For the period ended June 30
	2003	2002(*)	2001(*)
	Euros, in millions
Net sales (note 1(j))	1 389	1 523	1 577
Operating expenses (note 18(a))
Cost of goods sold	(758)	(854)	(887)
Administrative and selling expenses	(370)	(401)	(404)
Research and development expenses	(70)	(69)	(66)
Other operating expenses	8	(3)
Amortization of goodwill	(20)	(24)	(25)

Operating income	179	171	195

Interest income (expense) (notes 13 and 19)	26	(27)	(46)
Profits (losses) from disposal of fixed assets	(18)	11
Other revenues (expenses) (note 18(b))	(48)	(9)	(1)
Expenses related to the takeover bid for shares (note 18(c))		(2)

Income before taxes, minority interests and equity in earnings of investees	139	144	148

Income taxes (note 20)	(45)	(45)	(39)

Net income before minority interests and equity in earnings of investees	94	99	109

Minority interests	(1)	(1)	(1)
Equity in earnings of investees	2	2	1

Net income attributable to Legrand	95	100	109

The 2001, 2002 and 2003 accounts have been prepared in euros.

Notes on pages 8 to 31 are an integral part of these financial statements.

(*)
Some amounts related to previous years have been reclassified according to the new presentation of income statement that has been chosen for 2003. Since January 1st 2003, net turnover is presented after deduction of cash discounts granted to customers and cost of sales is presented after deduction of cash discounts received from suppliers. Income Statement as of June 30, 2003 takes into account this new presentation. For the first semester of 2002, cash discounts granted to customers amounted to 19.5 M€ and cash discounts received from suppliers to 1.1 M€. For the first semester of 2001, cash discounts granted to customers amounted to 19.1 M€ and cash discounts received from suppliers to 1.3 M€.

	2003	2002	2001
	Euros
Earnings per share (notes 1(d) and 9(b))
Primary earnings per share:
Average number of shares outstanding	28 160 337	28 152 937	26 704 077
Earnings per share	3.38	3.56	4.10
Fully diluted earnings per share:
Average number of shares used for the calculation	28 161 131	28 158 343	26 719 584
Earnings per share	3.38	3.56	4.10

Consolidated balance sheets

	As of June 30
	2003	2002	2001
	Euros, in millions
ASSETS
Current assets
Cash and cash equivalent	102	312	470
Marketable securities (note 9)	23	413	610
Short-term restricted cash	32
Trade accounts receivable (note 7)	601	723	745
Short-term deferred taxes (notes 1(i) and 20)	79	61	75
Other current assets (note 8)	207	110	106
Inventories	418	453	513

Total current assets	1 462	2 072	2 519
Property, plant and equipment (notes 1(g) and 3)
At cost	2 420	2 517	2 535
Less accumulated depreciation	(1 490)	(1 484)	(1 413)

	930	1 033	1 122
Other non-current assets
Investments (note 4)	23	26	27
Goodwill (notes 1(g) and 2)	890	1 068	1 291
Long-term restricted cash	110
Long-term deferred taxes (notes 1(i) and 20)	78	62	37
Other non-current assets (note 5)	210	337	143

	1 311	1 493	1 498

Total assets	3 703	4 598	5 139

The 2001, 2002 and 2003 accounts have been prepared in euros.

Notes on pages 8 to 31 are an integral part of these financial statements.

	As of June 30
	2003	2002	2001
	Euros, in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (note 16)	117	826	1 328
Accounts and notes payable	278	251	286
Short-term deferred taxes (notes 1(i) and 20)	3	2	3
Other current liabilities (note 17)	447	417	455

Total current liabilities	845	1 496	2 072
Long-term deferred taxes (notes 1(i) and 20)	15	43	45
Long-term liabilities (note 15)	206	169	163
Long-term borrowings (note 14)	643	869	1 014
Subordinated securities (note 13)	187	241	289
Minority interests	7	9	10
Shareholders' equity
Capital stock, par value €2 (note 10)	56	56	53
Additional paid-in capital	171	170	133
Retained earnings (note 10(a))	2 008	1 826	1 492
Translation reserve (note 12(b))	(435)	(281)	(132)

	1 800	1 771	1 546

Total liabilities and shareholders' equity	3 703	4 598	5 139

The 2001, 2002 and 2003 accounts have been prepared in euros.

Notes on pages 8 to 31 are an integral part of these financial statements.

Consolidated statements of cash flows

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Operating activities:
Net income attributable to Legrand	95	100	109
Reconciliation of net income to net cash:
—depreciation of tangible assets	80	90	84
—amortization of intangible assets	28	34	34
—changes in long-term deferred taxes	(30)	1	(24)
—changes in other long-term assets and liabilities	44	(1)	3
—minority interests	1	1	1
—equity in earnings of investees	(2)	(2)	(1)
—other items of working capital	12	2	3

Working capital provided from operations	228	225	209

(Gains) losses on fixed asset disposals	(1)	(11)
(Gains) losses on sales of securities		(5)	(13)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	(19)	(55)	5
—inventories	(26)	(6)	(28)
—accounts and notes payable	66	32	16
—other operating assets and liabilities	(56)	3	(9)

Net cash provided from operating activities	192	183	180

Investing activities
Proceeds from sales of fixed assets	11	114	11
Capital expenditures	(65)	(75)	(99)
Proceeds from sales of marketable securities	100	202	91
Investments in marketable securities	(5)	(15)	(98)
Investments in consolidated entities			6
Investments in non-consolidated entities		(4)	(1)

Net cash used in investing activities	41	222	(90)

Financing activities
Related to shareholders' equity:
—capital increase
—purchase of Legrand's shares
—dividends paid by Legrand		(60)	(57)
—dividends paid by Legrand's subsidiaries
Other financing activities:
—reduction of subordinated securities	(28)	(25)	(23)
—increase (reduction) of borrowings	(19)	(7)	(42)
—increase (reduction) of commercial paper	(508)	(290)	72
—increase (reduction) of bank overdrafts	(76)	(223)	43

Net cash (used in) provided from financing activities	(631)	(605)	(7)

Net effect of currency translation on cash	(6)	(19)	7
Increase (reduction) of cash and cash equivalents	(404)	(219)	90
Cash and cash equivalents at the beginning of the period	506	531	380

Cash and cash equivalents at the end of the period	102	312	470

The 2001, 2002 and 2003 accounts have been prepared in euros.

Notes on pages 8 to 31 are an integral part of these financial statements.

Consolidated statements of shareholders' equity

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	Euros, in millions
As of December 31, 2000	53	133	1 383	(183)	1 386

Net income for the period			109		109
Capital increase
Purchase of Legrand's shares
Changes in translation reserve				51	51

As of June 30, 2001	53	133	1 492	(132)	1 546

Net income for the period			66		66
Capital increase		1			1
Purchase of Legrand's shares	3	36	235		274
Dividends paid for 2001 (notes 10 and 23)
—Euro 1.87 per common share			(45)		(45)
—Euro 2.99 per preferred non-voting share			(23)		(23)
Changes in translation reserve				(42)	(42)

As of December 31, 2001	56	170	1 725	(174)	1 777

Net income for the period			100		100
Capital increase
Schneider Electric shares impact (note 1(a))			1		1
Changes in translation reserve				(107)	(107)

As of June 30, 2002	56	170	1 826	(281)	1 771

Net income for the period			86		86
Capital increase		1			1
Schneider Electric shares impact (note 1(a))			1		1
Changes in translation reserve				(86)	(86)

As of December 31, 2002	56	171	1 913	(367)	1 773

Net income for the period			95		95
Capital increase
Schneider Electric shares impact (note 1(a))
Changes in translation reserve				(68)	(68)

As of June 30, 2003	56	171	2 008	(435)	1 800

        As it has been decided by the Board of directors on May 23, 2003, no dividend will be proposed for 2002 to the annual shareholders meeting in charge to approve the accounts of 2002.

        The comprehensive income (note 1(q)) is as follows:

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	Euros in millions
For the six months ended June 30, 2001	109	51	160
For the six months ended June 30, 2002	100	(107)	(7)
For the six months ended June 30, 2003	95	(68)	27

The 2001, 2002 and 2003 accounts have been prepared in euros.

Notes on pages 8 to 31 are an integral part of these financial statements.

Notes to consolidated financial statements

List of consolidated companies

        The consolidated financial statements comprise the financial statements of Legrand and 112 controlled subsidiaries. The investment in 6 affiliated companies is accounted for by the equity method.

        The most significant consolidated operating subsidiaries, all 100% owned (Fael excepted, which is 93% owned), are the following:

French subsidiaries
Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand snc
Martin & Lunel
Planet-Wattohm
Ura
Foreign subsidiaries
Anam	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand	Greece
Legrand Österreich	Austria
Luminex	Colombia
MDS	India
Ortronics	United States of America
Pass & Seymour	United States of America
Pial	Brazil
Tenby Industries	United Kingdom
The Watt Stopper	United States of America
The Wiremold Company	United States of America

1)    Accounting policies

        The group's consolidated financial statements are prepared, in all material respects, in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations excepted for the dispensation described hereafter (note 1(a)).

        They differ from those generally accepted in United States of America in the presentation of the statement of income (expenses related to the take-over bid for shares), in the computation and presentation of the earnings per share, the application of FAS 133, of FAS 142 and of EITF-93-16, and the exception described hereafter (see note 1(a)).

        The statutory accounts of each company, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with these principles, which are essentially those described hereafter.

a)    Exchange of Legrand treasury shares with Schneider's shares

        In 2001, Schneider Electric launched a public exchange offer for all Legrand outstanding shares (see note 27). Legrand brought to this takeover bid for shares the treasury stocks which decreased the net equity until June 30, 2001 (1 382 370 common shares and 55 116 preferred non-voting shares accounted for at a historical cost of €195 million).

        In exchange for these shares, Legrand received 4 948 527 Schneider Electric shares (2,06% of the share capital) valued at €59,36, i.e. €294 million. The gain of the exchange (€99 million after tax) was accounted for directly through the consolidated retained earnings, in compliance with the French and US GAAP. The shares are accounted for on the balance sheet as "other non-current assets".

        Under normal circumstances the application of the accounting principles for the accounting of fixed investments would conduct to account for the gains and losses on the valuation or sale of these stocks through the P&L statement. This method would not be consistent with the accounting treatment of the treasury stocks and accordingly would confuse the understanding of the Group's financial statements.

        In view of the unusual nature of the transaction the company determined that the loss should be imputed directly to equity. Accordingly, the P&L impacts were neutralized in 2001 and will be neutralized in future years, within the limit of the gain (€99 million).

        As a consequence, as at December 31, 2001, the Schneider Electric shares were valued at €54 and the variation of the value after tax, i.e. €–20 million, was accounted for directly on net equity.

        As of June 30, 2002, shares owned (3 323 849), valued at 52.64 euros, represented a 175 millions euros value. The net impact on result of the disposal and on equity for the provision adjutment amounts to 0.5 M€ after tax deductions.

b)    Consolidation

        The financial statements of subsidiaries, which Legrand controls directly or indirectly, are consolidated. Companies in which Legrand owns directly or indirectly an interest of 20 to 50% are accounted for by the equity method.

        All significant intercompany transactions have been eliminated.

c)     Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period;

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in the consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)".

        For all countries:

  •
  Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d)    Earnings per share

        Primary earnings per share are calculated based upon the weighted average number of common and preferred shares outstanding during the period excluding those held by group companies. Fully diluted earnings per share are calculated based upon the assumption that all options granted to employees of the group have been exercised either at the beginning of the year or when they have became exercisable, if later.

e)     Statements of cash flows

        The group has defined cash and cash equivalents as cash, short-term deposits or all other financial assets with a maturity date not in excess of three months. Marketable securities are not considered as cash.

f)     Intangible assets

        Goodwill, representing the excess of cost over the fair value of net assets at the date of acquisition of purchased companies, is amortized on a straight-line basis over the estimated period of benefit not to exceed 40 years. The company assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

        Costs incurred by group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis according their expected time of use from 3 to 8 years.

        Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g)     Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost, including capitalized interest.

        Assets acquired under lease agreements that can be regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h)    Inventories

        Inventories are valued at the lower of cost, replacement or net realizable value. Cost is determined by the first-in, first-out (FIFO) method.

i)     Deferred income taxes

        In compliance with FASB statement no 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation date and taking into account the risk for this benefit to be challenged.

j)     Net sales

        Some amounts related to previous years have been reclassified according to the new presentation of income statement that has been choosen for 2003. Since January 1st 2003, net turnover is presented after deduction of cash discounts granted to customers and cost of sales is presented after deduction of cash discounts received from suppliers. Income Statement as of June 30, 2003 takes into account this new presentation. For the first semester of 2002, cash discounts granted to customers amounted to 19.5 M€ and cash discounts received from suppliers to 1.1 M€. For the first semester of 2001, cash discounts granted to customers amounted to 19.1 M€ and cash discounts received from suppliers to 1.3 M€.

k)    Fair value of financial instruments

        Cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings are reflected in the financial statements at fair value because of the short-term maturity of these instruments.

        For short-term investments, comprised of marketable securities, fair value is determined as being the market prices of these securities.

        The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities.

        The fair value of interest rate swap agreements is the estimated amount that the counterpart would receive or pay to terminate the agreements. In compliance with the French Gaap, the fair value of the swaps is not accounted for.

l)     Derivative financial and commodity instruments

        The group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

        Therefore the group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The group also enters into raw material contracts to totally or partially hedges its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

m)   Environmental and product liabilities

        In application of FASB statement No 5 the group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly the group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n)    Stock option plans

        In accordance with FASB statement No 123, the group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No 25. Accordingly, compensation cost is measured as the excess of the market price of the company's stock at the date of the grant over the exercise price an employee must pay to acquire this stock.

o)    Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p)    Transfers and Servicing of financial assets

        FASB statement No 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

q)    Comprehensive Income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve (note 1(c)) has been added to net income to constitute comprehensive income.

r)     Other non-operating revenues and expenses

        The cash discounts granted to customers or received from providers, exchange and translation gains and losses, the restructuring expenses, the gains and losses on assets sales and other extraordinary revenues and expenses are classified as non-operating revenues and expenses.

2)    Goodwill (note 1(f))

        Goodwill is considered as an integral part of the assets of acquired companies. Goodwill which relates to foreign subsidiaries expressed in local currency is translated into euros using the closing rates, except for those entities located in countries with highly inflationary economies for which goodwill is directly determined in euros.

	As of June 30
	2003	2002	2001
	Euros, in millions
Gross value	1 096	1 264	1 453
Accumulated amortization	(206)	(196)	(162)

	890	1 068	1 291
of which:
—France	40	44	45
—Italy	104	109	113
—Other European countries	106	123	211
—United States	589	728	836
—Other countries	51	64	86

	890	1 068	1 291

        Goodwill can be analyzed as follows:

        As of June 30, 2003, the most significant goodwills relate to The Wiremold Company in the United States and Bticino in Italy with a net value of €503 and 97 million respectively amortized on a straight-line basis of 40 years. All other items have individually a net value of less than €100 million and are amortized on a straight-line basis between 5 and 40 years.

        Changes in goodwill, mainly related to the first consolidation of companies, are analyzed as follows:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Gross value:
At the beginning of the period	1 194	1 330	1 108
—new or additional acquisitions		2	264
—other changes in gross value	(25)	22
—translation effect	(73)	(90)	81

At the end of the period	1 096	1 264	1 453
Amortization:
At the beginning of the period	(220)	(181)	(131)
—amortization expense	(20)	(24)	(25)
—other changes in amortization	25
—translation effect	9	9	(6)

At the end of the period	(206)	(196)	(162)

3)    Property, plant and equipment (note 1(g))

        Tangible fixed assets, including capitalized leases, are as follows:

	As of June 30
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Euros, in millions
Land	20	20	20	38	42	45	58	62	65
Buildings	297	293	285	293	307	322	590	600	607
Machinery, equipment	812	802	753	905	988	1 005	1 717	1 790	1 758
In progress	37	42	62	18	23	43	55	65	105

	1 166	1 157	1 120	1 254	1 360	1 415	2 420	2 517	2 535
Less depreciation	(761)	(734)	(687)	(729)	(750)	(726)	(1 490)	(1 484)	(1 413)

	405	423	433	525	610	689	930	1 033	1 122

        Changes in property, plant and equipment, can be analyzed as follows:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
At the beginning of the period	2 467	2 543	2 381
—capital expenditures	62	71	92
—disposals	(53)	(24)	(23)
—new consolidated entities			34
—translation effect	(56)	(73)	51

At the end of the period	2 420	2 517	2 535

        During the same period, the depreciation of fixed assets has changed as follows:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
At the beginning of the period	(1 481)	(1 452)	(1 302)
—depreciation expense	(80)	(90)	(84)
—disposals	42	19	13
—new consolidated entities			(17)
—translation effect	29	39	(23)

At the end of the period	(1 490)	(1 484)	(1 413)

a)    Property, plant and equipment include the following assets held under capital leases:

	As of June 30
	2003	2002	2001
	Euros, in millions
Land	4	4	4
Buildings	57	60	57
Machinery and equipment	9	9	9

	70	73	70
Less depreciation	(22)	(22)	(16)

	48	51	54

b)    Capital lease obligations are presented in the balance sheets as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Long-term borrowings	23	27	36
Short-term borrowings	9	9	10

	32	36	46

c)     Future minimum lease payments related to capital leases are as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Payable within one year	10	11	12
Payable in one to two years	7	10	11
Payable in two to three years	6	6	7
Payable in three to four years	5	5	5
Payable in four to five years	4	6	5
Payable beyond five years	3	3	9

	35	41	49
Less interest portion	(3)	(5)	(3)

Present value of future minimum lease payments	32	36	46

4)    Investments

        Investments which do not relate to consolidated companies are as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Equity method investees	12	14	14
Other investments	11	12	13

	23	26	27

        The key figures, which concern equity method investees, are as follows:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Net sales	13	14	13
Net income	2	2	2
Total assets	24	31	33

5)    Other non-current assets

        The other non-current assets are mainly composed of trademarks and patents valued further to Legrand's acquisitions.

        They are as follows:

	2003	2002	2001
	Euros, in millions
Schneider Electric stocks
Trade names	76	79
Patents and licences	20	26	76
Softwares	15	19	22
Miscellaneous	99	39	45

	210	337	143

6)    Inventories (note 1(h))

	As of June 30
	2003	2002	2001
	Euros, in millions
Purchased raw-materials and parts	148	155	186
Sub-assemblies, work in process	85	94	101
Finished goods	250	269	289

	483	518	576
Less allowances	(65)	(65)	(63)

	418	453	513

7)    Trade accounts receivable

        The group realizes over 95% of its sales to distributors of electrical fittings, each of the two largest representing approximately 13% of consolidated net sales (2001 and 2000: 13% and 15%, respectively).

	As of June 30
	2003	2002	2001
	Euros, in millions
Trade accounts receivable	471	543	570
Notes receivables	167	204	200

	638	747	770
Less allowances	(37)	(24)	(25)

	601	723	745

8)    Other debtors

	As of June 30
	2003	2002	2001
Taxes	53	55	47
Prepaid expenses	18	17	17
Other short term receivables	26	29	31
Operating intercompany receivables	9	10	11
Other intercompany receivables	102

	207	110	106

9)    Marketable securities

        Marketable securities are carried at the lower of cost or market. Unrealized gains which relate to these securities, are analyzed below:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Unrealized gains at the beginning of the period		5	10
Increase (reduction) in fair value		3	10
Realized gains during the year		(5)	(13)

Unrealized gains at the end of the period		3	7

10)  Capital stock and earnings per share

a)
Capital stock

        Capital stock consists of the following number of shares:

As of June 30
	2003	2002	2001
Common shares
Issued	21 440 808	21 435 408	21 427 408
Held by the group
—to cover the stock-options plan			(81 062)
—to stabilize the market price			(653 908)
—others			(647 400)

Outstanding	21 440 808	21 435 408	20 045 038

Preferred, non-voting shares
Issued	6 719 529	6 717 529	6 715 529
Held by the group to stabilize the market price			(55 116)

Outstanding	6 719 529	6 717 529	6 660 413

        Preferred non-voting shares have no voting right but have priority as to dividends for an amount of €1.00 per share and in total must be equal to 1.6 times the dividend paid per common share. The consolidated statements of shareholders' equity disclose the amount of the dividend paid or proposed for each class of shares.

        Common shares and preferred non-voting shares have equal rights with respect to undistributed earnings.

        From January 1, 1998 to June 30, 2001, all of Legrand's shares held by the group were excluded from consolidated assets and were shown as a reduction of capital stock and additional paid-in capital in an amount corresponding to their historical value of €195 million and €110 million as of December 2000 and 1999, respectively.

        During the year 2001, and further to the takeover bid for shares, Legrand sold all the stocks owned hold (see note 1(a)).

        As of December 10th 2002, Schneider has sold all of its Legrand's shares to a consortium created by KKR and Wendel investments.

        During the first six months of 2003, Legrand's new shareholder, FIMAF, has made a mandatory takeover offer (garantie de cours) followed by a buy-out offer (offre publique de retrait), which is in course at June 30th 2003. As of June 30 2003, FIMAF has 99.10% of Legrand's capital stock.

b)
Earnings per share

        Earnings per share are computed based on the average number of both common and preferred shares outstanding during the period, as specified in note 1(d).

        FASB statement No 128 specifies that earnings per share should be calculated separately for each class of shares assuming that the total consolidated income of the year would be distributed as a dividend. This unrealistic assumption is inconsistent with financing requirements for capital expenditures, business development and acquisitions, etc. and has not been retained.

        Earnings per share are shown in the consolidated statements of income.

11)  Stock options and employee profit sharing

a)
Stock option plans

        In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

        Holders of stock options granted by Legrand SA (other than holders of stocks options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares' pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand.

        On December 10, 2002, FIMAF and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to FIMAF, if FIMAF so wishes, and FIMAF has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand held by Schneider as a result of the exercise of such stock options. The call options is exercisable by FIMAF for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand shares and in no event later than twelve months after such date.

        Options subject to Schneider's stock options undertaking have exercise periods that continue through and until November 2007. As of December 31, 2002, the total number of options subject to Schneider undertaking (and thus subject to the put and call agreement) was 219,108 and 5,000 with respect to Legrand's ordinary and referred non-voting shares, respectively.

Nature of the plans	Subscription								Purchase
Dates of attribution of options	1996		1997		1998		2000	2001	1999	Total of outstanding
Nature of shares offered	common	preferred	common	preferred	common	preferred	common	common	common	plans
Number of grantees	5		6		6		8 999	9 122	8 814
Exercisable from	11–1996		12–1997		10–1998		11–2005	11–2005	12–2004
Exercisable until	11–2002		12–2003		10–2004		11–2007	11–2008	12–2006
Option price (in Euros)	107.42	67.08	132.45	89.84	165.56	100.01	191.50	143.00	222.00

Number of options granted	7 400	2 000	11 750	2 500	7 500	2 500	124 240	178 766	85 708	437 534
Options exercised before 1999										(2 030)
Options cancelled before 1999

Balance at the end of 1999	7 400	2 000	11 750	2 500	7 500	2 500			85 708	132 498
Options exercised in 2000	(2 000)		(3 000)		(2 000)					(9 210)
Options cancelled in 2000									(4 508)	(4 508)

Balance at the end of 2000	5 400	2 000	8 750	2 500	5 500	2 500	124 240		81 200	243 020
Options exercised in 2001							(18)			(10 948)
Options cancelled in 2001

Balance at the end of 2001	5 400	2 000	8 750	2 500	5 500	2 500	124 222	178 766	81 200	410 838
Options exercised in 2002	(5 400)	(2 000)								(7 400)
Options cancelled in 2002

Balance at the end of 2002			8 750	2 500	5 500	2 500	124 222	178 766	81 200	403 438
Options exercised in 2003
Options cancelled in 2003					(500)	(500)	(204)	(353)	(360)	(1 917)

Balance as of June 30, 2003			8 750	2 500	5 000	2 000	124 018	178 413	80 840	401 521

        The fair value of options at the date of grant is calculated in compliance with FASB Statement No 123, using the "Black-Scholes" model, with the following assumptions:

Nature of the plans	Subscription								Purchase
Dates of attribution of options	1996		1997		1998		2000	2001	1999
Nature of shares offered	common	preferred	common	preferred	common	preferred	common	common	common
Expected average life (years)	4 years		4 years		4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	5.37%		4.50%		3.50%		5.54%	5.35%	4.76%
Implied volatility	26.5%	25.4%	36.2%	36.2%	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.5%	3.0%	1.1%	2.9%	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (Euros)	47	25	65	36	93	47	73	58	71

        Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non retroactively), the effect on the company's 2003, 2002 and 2001 net income would have not been material neither on earnings per share nor on net worth.

b)    Employee profit sharing

        French law provides for employees sharing in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 5 to 9%).

        In addition to this obligation, French group companies and certain foreign subsidiaries pay to their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

        Employee profit sharing expense amounted to €10 million for the first three months of 2003 (€11 million at the end of June 2002 and €14 million at the end of June 2001).

12)  Retained earnings and foreign translation reserve

a)
Retained earnings

        Retained earnings of Legrand and its consolidated subsidiaries can be analyzed as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Legrand's legal reserve (not distributable)		6	6
Legrand's undistributed retained earnings	589	620	470
Legrand's share of earnings of consolidated companies	1 419	1 200	1 016

	2 008	1 826	1 492

        Since January 1st 2003, Legrand is not the head of tax integration scope anymore. Data related to previous years represent the whole tax integration scope, while data of 2003 represent only Legrand SA.

        Retained earnings of Legrand and those of its French subsidiaries filing a consolidated tax return are as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Available for distribution without "precompte"		18	110
Not available for distribution without "precompte"	589	665	424

        In 2002, the decrease of the available for distribution without precompte retained earnings mainly relates to the distribution of the 2001 dividends.

b)
Foreign currency translation reserve

        As specified in note 1 (c) this account records the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

        From January 1, 1999, the translation reserve corresponding to the translation into euros of the financial statements of subsidiaries located in countries having elected to use the euro as their legal local currency (*) will not be modified and will be recorded in the consolidated balance sheet for its historical value as at December 31, 1998, such amount remaining unchanged until those subsidiaries are sold or substantially liquidated. This principle was also applied to Greece, which elected to use euro as its legal local currency on January 1, 2001.

        The foreign currency translation reserve records the impact of fluctuations in the following currencies:

	As of June 30
	2003	2002	2001
	Euros, in millions
Euro area's currencies	(184)	(181)	(172)
US dollar	(120)	(11)	53
Other currencies	(131)	(89)	(13)

	(435)	(281)	(132)

        The line "other currencies" mainly refers to the area "rest of the world" (note 26).

(*)
Countries having elected to use the euro as their legal currency on January 1, 1999 are:
Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain.

13)  Subordinated securities

        In December 1990 and March 1992, the company issued, at par, subordinated securities with nominal values of €457 million and €305 million, respectively.

        The subordinated securities have no stated due date or maturity and the company has no obligation to redeem them unless the company enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of the company. In such case, redemption of the principal of the securities would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

        At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, the company is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

        The payment of interest on the subordinated securities can be suspended if (i) Legrand's consolidated net equity falls below €412 million, (ii) Legrand has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

        In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 9.98%, 9.15% and 8.99% of the average residual carrying value for each of the years 2003, 2002 and 2001, respectively.

        The amortization of the residual carrying value is as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
2000
2001			23
2002		53	51
2003	56	59	56
2004	62	65	62
2005	66	45	56
2006	3	18	41
2007		1

	187	241	289

14)  Long-term borrowings

        On February 14, 1995, Legrand issued on the American public market US$ 400 million of 8 1/2% debentures due February 15, 2025. Interest on the debentures is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

        The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should the company, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, the company may, at its option, redeem all—but not part—of the debentures. Each holder of the debentures may also require the company to repurchase its debentures upon the occurrence of a hostile change of control.

        In connection with the issuance of the debentures, the company also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge of the payments. As a result of this agreement, the effective interest rate of the debentures after swap is LIBOR plus a margin of 0.58%. Legrand has sold the part of this SWAP from February 2008 during the first semester of 2003 for a financial product of 56.8 M€.

        Long-term borrowings (including capitalized leases), in addition to the 8 1/2% debentures (€346 million at the closing exchange rate), comprise the following:

	As of June 30 2003	Maturities	Interest rates
	Euros, in millions
currencies:
—Euro	198	2 011	Euribor + 3,25
—Euro	70	2 009	Euribor + 2,25
—Euro	9	2 005	Euribor 3m + 0,60
—Euro	11	2 009	Euribor 3m + 0,50

and other borrowings aggregating €7 million of which the amounts, individually, are not significant. These borrowings will be reimbursed through 2014.

        Long-term borrowings are denominated in the following currencies:

	As of June 30
	2003	2002	2001
	Euros, in millions
currencies:
—Euro	295	248	100
—US dollar	346	619	890
—other currencies	2	2	24

	643	869	1 014

        Maturity dates are as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Payable in one to two years	9	17	14
Payable in two to three years	7	381	47
Payable in three to four years	7	37	426
Payable in four to five years	2	7	7
Payable beyond five years	618	427	520

	643	869	1 014

        Interest rates on long-term borrowings are as follows:

	As of June 30 2003	average interest rates in %
	Euros, in millions
Issued by French companies:
—8 1/2% debentures	346	3.31%
—other debentures
—bank borrowings	273	5.44%
—capital leases	23	4.05%

	643

        These borrowings are collateralized as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Assets mortgaged or pledged as collateral	23	6	22
Guarantees given to banks	114	10	11

	137	16	33

15)  Long-term liabilities

        Long-term liabilities are as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Retirement indemnities in France	19	18	16
Other retirement indemnities and benefits	22	26	19
End of contract indemnities (Italy)	45	42	47
Employees profit sharing (long-term portion)	31	28	29
Other long-term reserves	89	55	52

	206	169	163

a)    Provision for retirement indemnities in France

        Based on labor agreements or internal conventions, the employees of the group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

        The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through a specialized insurance company.

        The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based, since 2001, on an assumption of an increase of salaries of 3% and a discount rate of 5% (2000: 3% and 5.5%, respectively).

        In December 1998, the obligation in respect with French retirement indemnities has funded 70% of the amount with insurance company. This company, to the extent of the funded percentage, will ensure the payment of the related indemnities to the employees at the date of their retirement. The fund will be increased at the end of each month with the net results of the fund, and, as far as it will be necessary, by additional payments of the group's companies; it will be reduced by the payments to employees.

        Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

        The global obligation is detailed as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Projected benefit obligation at the beginning of the period	40	39	37
Rights newly acquired	2	2
Rights cancelled	(1)
Rights used
New consolidated entities
Interest cost

Projected benefit obligation at the end of the period	41	41	37

        The evolution of the net assets of the fund is shown below:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Fair value at the beginning of the period	22	22	21
Increase:
—interest revenues
—employer contribution
Decrease:
—liquidation of definitely acquired rights

Fair value at the end of the period	22	22	21

        The net impact on the consolidated income is summarized below:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Service cost—rights newly acquired	(2)	(2)
Service cost—cancellation of previous rights	1
Payments of rights (net of cancellation of prior reserves)		1
Interest cost
Net revenue of fund

	(1)	(1)

        Legrand entered into a complementary agreement for the pension of the Executive Committee's French members. The net liability, which amounts to €11 million as of June 2003, is being amortized over the service life of the employees.

        The group also has various pension arrangements in foreign subsidiaries (except for Wiremold and Legrand UK, see note 15(c), none of which is individually material. Provisions accrued under such obligations amounted to €7 million at the end of June 2003 (€9 million at the end of June 2002 and €9 million at the end of June 2001).

b)    Provision for end-of-contract indemnities in Italy

        In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and approximates one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

        The related expenses amounted to €4 million for the first semester of 2003 (€4 million for the each first semesters of 2002 and 2001).

c)     Provision for retirement indemnities and other postretirement benefits

        In the United States of America and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

        The pension benefits above amount to €112 million as of December 31, 2002. This amount is compensated by pension fund assets and provisions estimated at €84 million as of June 30, 2003. This discrepancy is spread over the residual employment period of the staff through the pension contribution.

16)  Short-term borrowings

        In 2002 and 2001, the company regularly issued commercial paper at interest rates based on EONIA. The average interest rate amounted to 3.37% and 4.84% for the semesters of 2002 and 2001, respectively. The borrowings were generally for a period of one month. In 2003, Legrand did not issue commercial paper.

	As of June 30
	2003	2002	2001
	Euros, in millions
Current portion of long-term bank borrowings	2	32	1
Current portion of capital leases	9	9	10
Commercial paper		619	923
Bank overdrafts	81	68	79
Other short-term borrowings	25	98	315

	117	826	1 328

17)  Other current liabilities

	As of June 30
	2003	2002	2001
	Euros, in millions
Tax liabilities	107	85	107
Accrued salaries and payroll taxes	130	136	127
Short-term portion of employee profit sharing	130	6	7
Payables related to fixed asset acquisitions	7	10	14
Amounts due for services	26	67	94
Customer advance payments	2	4	3
Others	45	109	103

	447	417	455

18)  Analysis of certain expenses

a)
Operating expenses include, in particular, the following categories of costs:

	For the period ended June 30
	2003	2002(*)	2001(*)
	Euros, in millions
Consumption of raw-materials and parts	(375)	(439)	(463)
Salaries and related payroll taxes	(428)	(459)	(457)
Employees profit sharing	(10)	(11)	(14)

Total cost of personnel	(438)	(470)	(471)

(*)
Since January 1st 2003 cost of sales is presented after deduction of cash discounts received from suppliers. Income Statement as of June 30 2003 takes into account this new presentation. For the first semesters of 2002 and 2001, cash discounts received from suppliers amounted respectively to 1.1 M€1.3 M€.

        The headcount of the consolidated companies, registered as of June 2003, amounts to 26 213 (27 141 and 28 624 as of June 2001 and June 2000, respectively).

b)
Other revenues (expenses) include:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Exchange and translation gains (losses)(*)	(28)	3	(1)
Others(**)	(20)	(13)

	(48)	(10)	(1)

(*)
Including (20) recorded as provision for liabilities and charges to cover dollar in 2003.

(**)
In 2003, the line "others" partly relates to provisions for industrial optimization.

19)  Interest income (expense)

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Interest income(*)	63	21	31
Interest expense	(27)	(36)	(64)

	36	(15)	(33)
Interest on subordinated securities (note 11)	(10)	(12)	(14)

	26	(27)	(47)
Less capitalized interest (note 1(f))			1

	26	(27)	(46)

(*)
In 2003, interest income include the products related to the disposal of a part of Yankee Swap (see note 22).

20)  Income taxes (current and deferred)

        Income before taxes, minority interests and equity in earnings of investees is as follows:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
France	113	42	47
Outside France	26	103	101

	139	145	148

        Income before taxes in France includes a financial product of €56 millions, related to the sale of a part of the swap.

        Income tax expense consists of the following:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Current income taxes:
France	(11)	(5)	(12)
Outside France	(21)	(32)	(44)

	(33)	(37)	(57)
Deferred income taxes:
France	(9)	(6)	1
Outside France	(3)	(2)	17

	(12)	(8)	18
Total income taxes:
France	(20)	(11)	(11)
Outside France	(24)	(34)	(27)

	(45)	(45)	(39)

        The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

	For the period ended June 30
	2003	2002	2001
	in percentage
Normal French income tax rate	35.43%	35.46%	36.42%
Increases (reductions):
—effect of foreign income tax rates	1.63%	1.56%	(0.83%)
—non taxable items	7.35%	4.69%	5.61%
—income taxable at specific rates	(0.63%)	(5.13%)	(3.51%)
—others	(19.05%)	(7.19%)	(16.13%)

	24.73%	29.39%	21.56%
Impact on deferred taxes:
—effect of tax rate modifications on opening balance	(0.03%)	0.01%	2.20%
—valuation allowances on deferred tax assets	7.42%	1.52%	2.39%

Effective income tax rate	32.12%	30.92%	26.15%

        In 2001, the line "others" represents mainly the impact of an assets revaluation in Italy, in compliance with Italian law no 342 and the decree no162 (April 13, 2001), retroactively applicable from January 1, 2000.

        In 2002, the line "others" represents mainly the impact of intercompany assets depreciations.

        In 2003, the line "others" represents mainly the impact of the modification of the transfer price of Pial Brazil shares.

        Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and is analyzed as follows:

	As of June 30
	2003	2002	2001
	Euros, in millions
Deferred taxes recorded by French companies	30	(13)	3
Deferred taxes recorded by foreign companies	109	91	61

	139	78	64
Origin of deferred taxes:
—depreciation of fixed assets	(86)	(84)	(105)
—tax losses to be carried forward	117	60	49
—employee profit sharing	5	6	3
—retirement indemnities and benefits	16	13	12
—subordinated securities	34	42	44
—others	53	41	61

	139	78	64

        As of December 31, 2002, the company had unused tax benefits of €62 million which expire in various amounts from 2007 through 2022. A valuation allowance has been recognized to offset the related tax assets in accordance with the accounting principle described in note 1(i).

        The line "others" represents notably the deferred tax assets related to the allowance for stock depreciation and bad debt.

21)  Contingencies and commitments

        The group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the group's consolidated financial position or results of operations.

Legrand's subsidiaries guarantors of FIMAF obligations related to the Senior Credit Agreement:

        The acquisition of Legrand by the Wendel Consortium occurred on December 10, 2002 for an amount of €3 630 million corresponding to a value of €3 700 million for 100% of the share capital of Legrand. The investment was partially funded through a contribution by the Consortium for a total amount of €1 765 million. The balance of the purchase price was funded with external debt.

        The external debt used to finance the acquisition comprised of loans granted under a Senior Credit Agreement and a Mezzanine Credit Agreement, which was repaid on February 10, 2003 with the proceeds of a high yield bond issued both in Europe and in the United States of America.

        Agreements put in place under the Senior Credit Agreement were agreed by and between:

  •
  FIMAF, which acquired Legrand, FIMEP, FIMAF's parent, Lumina Financing 1, an affiliate of FIMAF, Legrand and certain Legrand's subsidiaries;

  •
  Various unrelated banks and other financial institutions which lent the funds; and

  •
  The credit and guarantees agent.

        As of June 30, 2003, the lenders transferred €1 335 million indirectly to FIMAF in order to finance the acquisition and other related transactions, and €198 million to Legrand in order to allow Legrand to reimburse existing indebtedness at the acquisition date. Following to the acquisition and prior to June 30, 2003, an additional €70 million was used under a "borrowing base" facility in order to refinance other existing debt of Legrand. Accordingly, as of June 30, 2003, the total indebtedness of Legrand refinanced in connection with the acquisition amounts to €268 million.

        Under these agreements and in accordance with local laws, certain of Legrand's foreign subsidiaries (Dutch, American and Mexican), irrevocably and unconditionally and jointly and severally

  •
  guarantee to each lender and the other finance parties punctual performance by each borrower and guarantor, other than Lumina Financing 1, of all such obligor's obligations under the Senior Credit Agreement and

  •
  undertake with each lender and finance party under the Senior Credit Agreement that whenever an obligor other than Lumina Financing 1 does not pay any amount when due under or in connection with any senior finance document (other than the senior funding bonds), that guarantor shall immediately pay that amount as if it were the principal obligor and

  •
  indemnify each finance party immediately upon demand against any cost, loss or liability suffered by that finance party as a result of the guarantee being unenforceable, invalid or illegal.

        The amounts due under the Senior Credit Agreement are guaranteed in accordance with contracts by and between FIMEP SA, (FIMAF's parent) and certain of Legrand's subsidiaries (where local laws permits it), including:

(i)
a pledge granted by FIMAF over a securities account holding the Legrand shares;

(ii)
a pledge granted by certain Legrand's subsidiaries over the following shares: BTicino Mexico, BTicino SpA, Pass & Seymour, Inc., The Wiremold Company, Inc. et Legrand Holding, Inc.;

(iii)
a pledge over shares granted by EEI B.V;

(iv)
a pledge granted over receivables by Legrand SA and Legrand SNC;

(v)
an indenture granted by the Legrand's British subsidiaries; and

(vi)
a security over inventories, receivables and other assets granted by certain of Legrand's US subsidiaries.

        The foreign subsidiaries concerned by these agreements granted guarantees and pledge collateral to the lenders for a maximum amount of €2 222 million of which €1 603 million are used as of June 30, 2003 (€268 million used by Legrand and €1 335 million used by FIMAF).

Future rental commitments

        The company and its subsidiaries use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

	As of June 30
	2003	2002	2001
	Euros, in millions
Payable in 2001			15
Payable in 2002		19	15
Payable in 2003	19	17	9
Payable in 2004	14	12	7
Payable in 2005	13	11	7
Payable in 2006	11	12	12
	8
Subsequent years	23

	80	93	81

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Wendel Consortium, Schneider has a right of first refusal for a period of twelve months following the closing of the Acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the Acquisition with respect to any sales of material assets owned by Legrand.

22)  Financial instruments

        The group does not hold or issue financial instruments for trading purposes, considering Legrand as a part of FIMEP Group. Some instruments of Legrand are hold in order to cover market value or cash flow variation of FIMEP, but not to cover assets or liabilities hold by Legrand stand-alone.

a) Interest rate swaps

        In order to manage and cover interest rate risks, the group entered into interest rates swaps agreements with selected major financial institutions. The fair values are determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 13)

        The notional amount of these swaps increases over time to a maximum of €760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

Interest rate swap hedging the 8 1/2% debentures (note 14)

        The group entered into interest rate swap for the fixed notional amount of the debenture until February 19, 2025. The interest rate swaps have been concluded in order to change the remuneration at the fixed rate of 8.5% into remuneration at variable rate during the whole length of the borrowing.

        In 2003, different operations on interest rate swaps have been restructured and changed the remuneration at the fixed rate of 8.5% into a remuneration at the fixed rate of 4.5925% until the payments of interests of February 15, 2008. Payments of interests after February 15, 2008, changing fixed rates into variable rates, had been sold on the market in April 2003. As a counterpart, Legrand has recorded a financial product of €56 million in the accounts of June 31, 2003.

Interest rate swap hedging specific bank borrowings (note 14)

        The purpose of these swaps is to convert the fixed remuneration paid to the bank into a variable remuneration until the maturity of the borrowings. The fair value of these swaps is exactly symmetrical to the fair value of the borrowings.

	As of June 30
	2003	2002	2001
	Euros, in millions
Interest rate swaps hedging subordinated securities
notional amount	663	622	571
fair value	(147)	(133)	(153)
Interest rate swap hedging the 8 1/2% debentures
notional amount	346	413	472
fair value	64	111	80
Interest rate swaps hedging other bank borrowings
notional amount		61	61
fair value		3	3

b) Foreign exchange contracts

        The group entered into forward exchange contracts to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions. The fair value of these exchange contracts is estimated by obtaining quotes for contracts with similar terms. As of June 30, 2003, 2002 and 2001 the accounted for fair value of these contracts amounted respectively to a value -1 M€, -5 M€ and -4 M€.

        Moreover, the Group entered into forward exchange contract to hedge high yield borrowing issued by FIMEP. A contingency provision has been recorded in Legrand's accounts in order to cover the €20 million risk of this transaction, as of June 31, 2003.

c) Forward price contracts on raw material

        The group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of June 31, 2003, 2002 and 2001, there were no contracts in effect.

d) Other financial instruments

        The excess of fair value over carrying value of the marketable securities is disclosed in note 9 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e) Concentration of credit risk

        The group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to perform under the terms of the agreements thereby mitigating the credit risk from the transactions. In order to reduce exposure to counterpart risk, mark-to-market and/or collateral agreements are provided in connection with long-term swap agreements

        In addition, Legrand deposited €150 million in favor to certain financial institutions who entered into swap agreements with the Group (note 6). This deposit is included in long and short term restricted cash in the consolidated balance sheets. As of June 30, 2003, the restricted cash amounts to €142 million.

        As indicated in note 7 a substantial portion of the company's sales is with two major groups of companies. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The company mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

        Other financial instruments, which potentially subject the group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the group closely monitors the amount of credit exposure with any one financial institution.

23)  Appropriation of earnings

        Dividend distribution decided at general meetings of shareholders in prior years resulted in total dividends of €60 and 57 million in respect of 2001 and 2000.

24)  Information relating to the officers of the company

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Advances and loans	—	—	—
Remuneration paid to the officers of Legrand(*)	1	1	1
—including directors' fees(**)	—	—	—

(*)
Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within the company.

(**)
For years 2002 and 2003, an amount has been paid as directors' fees, each director receiving annually €2,287.

25)  Information relating to the consolidated company

        The Group is consolidated by FIMEP, société anonyme headquartered at 89 rue Taitbout 75009 PARIS.

26)  Information by geographic segments

        The activity of the group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the group.

	Geographic segments
	Europe
				USA Canada	Other countries	Items globally analyzed
	France	Italy	Others				Total
	Euros, in millions
2003
Total sales	815	377	306	265	155		1 918
Less intra-group transfers	(362)	(71)	(65)	(8)	(23)		(529)

Net consolidated sales	454	306	241	257	131		1 389
Operating income	74	68	7	7	23		179
—of which depreciation of fixed assets	(34)	(14)	(14)	(13)	(5)		(80)
—of which amortization of intangibles	(4)	(5)	(4)	(14)	(1)		(28)
Other revenues (expenses)						(66)	(66)
Interest income						63	63
Interest expense						(37)	(37)
Income taxes						(45)	(45)
Minority interest and equity investees						1	1
Capital expenditures	27	13	12	6	7		65
Total identifiable assets	3 087	561	(119)	3	171		3 703

2002
Total sales	783	371	307	352	210		2 023
Less intra-group transfers	(316)	(70)	(59)	(13)	(42)		(500)

Net consolidated sales	467	300	248	338	170		1 523
Operating income	71	53	10	1	36		171
—of which depreciation of fixed assets	(35)	(15)	(14)	(18)	(8)		(90)
—of which amortization of intangibles	(4)	(5)	(5)	(17)	(3)		(34)
Other revenues (expenses)						1	1
Interest income						21	21
Interest expense						(48)	(48)
Income taxes						(44)	(44)
Minority interest and equity investees						1	1
Capital expenditures	32	15	10	9	9		75
Total identifiable assets	1 280	730	923	1 226	439		4 598

2001
Total sales	805	364	298	389	218		2 074
Less intra-group transfers	(321)	(71)	(45)	(12)	(48)		(497)

Net consolidated sales	484	293	253	377	170		1 577
Operating income	81	56	9	7	42		195
—of which depreciation of fixed assets	(34)	(15)	(13)	(14)	(8)		(84)
—of which amortization of intangibles	(4)	(4)	(5)	(17)	(4)		(34)
Other revenues (expenses)						(1)	(1)
Interest income						31	31
Interest expense						(77)	(77)
Income taxes						(39)	(39)
Minority interest and equity investees						0	0
Capital expenditures	43	18	14	15	9		99
Total identifiable assets	1 300	840	1 056	1 458	485		5 139

(*)
Some amounts related to previous years have been reclassified according to the new presentation of income statement that has been chosen for 2003. Since January 1st 2003, net turnover is presented after deduction of cash discounts granted to customers and cost of sales is presented after deduction of cash discounts received from suppliers. Income Statement as of June 30, 2003 takes into account this new presentation. For the first semester of 2002, cash discounts granted to customers amounted to 19.5 M€ and cash discounts received from suppliers to 1.1 M€. For the first semester of 2001, cash discounts granted to customers amounted to 19.1 M€ and cash discounts received from suppliers to 1.3 M€.

        Sales by French companies, excluding sales to group companies located in France, include the following export sales:

	For the period ended June 30
	2003	2002	2001
	Euros, in millions
Total sales	588	587	604
of which sales exported to:
—Europe	144	125	126
—other countries	46	53	54

	190	178	180

27)  significant events of the year

        On July 28, 2002, the Wendel Consortium, which consists of Wendel Investissement and Kohlberg Kravis Roberts & Co. L.P. (KKR), signed an agreement with Schneider Electric to acquire its Legrand shares. The Acquisition was completed by a French company FIMAF, on December 10, 2002. The purchase price was euros 3.63 billion corresponding to a value of euros 3.7 billion for 100% of the shares capital of Legrand.

        The purchase price for the acquistion, as well as related fees and expenses, was financed by a combination of funds provided by the Consortium (euros 1,76 billion), external banks (a Senior Credit Agreement was drawn for an amount of euros 1,832 billion) and a vendor loan from Schneider (euros 150 million). In addition, Legrand and certain subsidiaries have provided guarantees under the Senior Credit Agreement.

        On December 11, 2002 the Consortium has initiated a procedure to carry out a mandatory takeover offer ("garantie de cours"), followed, if necessary by a public buy-out offer ("offre publique de retrait") followed by the squeeze out procedure ("retrait obligatoire") to acquire the remaining outstanding share capital of Legrand held by the public.

        During the first six months of 2003, Legrand's new shareholder, FIMAF, has made a mandatory takeover offer (garantie de cours) followed by a buy-out offer (offre publique de retrait), which is in course at June 30th 2003. As of June 30 2003, FIMAF has 99.10% of Legrand's capital stock.

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Signatures
Half year results as of June 30, 2003 Increase of margins in still testing conditions
Legrand
CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003
  Consolidated statements of income
  Consolidated balance sheets
  Consolidated statements of cash flows
  Consolidated statements of shareholders' equity
  Notes to consolidated financial statements